Exhibit 99.2

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Annual Report 2019

(January 1 – December 31)

Adopted at the Annual General Meeting of Shareholders on              , 2020.

Lars Lüthjohan Jensen

Chairman of the General Meeting

2

Contents

Company Information	3

Statement by Management on the Annual Report	4

Independent Auditor’s Report	5

Management Commentary	8

Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31	16

Statements of Financial Position as of December 31	17

Statements of Changes in Equity – Consolidated as of December 31	18

Statements of Changes in Equity – Parent Company as of December 31	19

Cash Flow Statements for the Year Ended December 31	20

Notes to the Financial Statements	21

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in Gentofte

Phone: +45 70 22 22 44

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Michael Wolff Jensen, Chairman

Albert Cha

Jim Healy

Jan Møller Mikkelsen

Birgitte Volck

Lisa Jane Morrison

Lars Holtug

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

Scott Thomas Smith, Chief Financial Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-0900 Copenhagen C

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2019.

The annual report is presented in accordance with the International Financial Reporting Standards, IFRS, as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2019 and of their financial performance and cash flows for the financial year January 1 to December 31, 2019.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, April 2, 2020

Executive Board

/s/ Jan Møller Mikkelsen	/s/ Scott Thomas Smith
Jan Møller Mikkelsen	Scott Thomas Smith
Chief Executive Officer	Chief Financial Officer

Board of Directors

/s/ Michael Wolff Jensen	/s/ Albert Cha	/s/ Jim Healy
Michael Wolff Jensen	Albert Cha	Jim Healy
Chairman

/s/ Jan Møller Mikkelsen	/s/ Birgitte Volck	/s/ Lisa Jane Morrison
Jan Møller Mikkelsen	Birgitte Volck	Lisa Jane Morrison

/s/ Lars Holtug
Lars Holtug

Independent Auditor’s Report	5

Independent Auditor’s Report

To the shareholders of Ascendis Pharma A/S

Opinion

We have audited the consolidated financial statements and the parent financial statements of Ascendis Pharma A/S for the financial year January 1 – December 31, 2019 which comprise the income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and notes, including a summary of significant accounting policies, for the Group as well as the Parent. The consolidated financial statements and the parent financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2019 and of the results of its operations and cash flows for the financial year January 1 – December 31, 2019 in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) and additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements section of this auditor’s report. We are independent of the Group in accordance with the International Ethics Standards Board of Accountants’ Code of Ethics for Professional Accountants (IESBA Code) and the additional requirements applicable in Denmark, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Management’s responsibilities for the consolidated financial statements and the parent financial statements

Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and additional requirements of the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements and the parent financial statements, Management is responsible for assessing the Group’s and the Parent’s ability to continue as a going concern, for disclosing, as applicable, matters related to going concern, and for using the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements unless Management either intends to liquidate the Group or the Entity or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the consolidated financial statements and the parent financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements and the parent financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and these parent financial statements.

Independent Auditor’s Report	6

As part of an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements and the parent financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

•

Conclude on the appropriateness of Management’s use of the going concern basis of accounting in preparing the consolidated financial statements and the parent financial statements, and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements and the parent financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Entity to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements and the parent financial statements, including the disclosures in the notes, and whether the financial statements represent the underlying transactions and events in a manner that gives a true and fair view.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Statement on the management commentary

Management is responsible for the management commentary.

Our opinion on the consolidated financial statements and the parent financial statements does not cover the management commentary, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements and the parent financial statements, our responsibility is to read the management commentary and, in doing so, consider whether the management commentary is materially inconsistent with the consolidated financial statements and the parent financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Independent Auditor’s Report	7

Moreover, it is our responsibility to consider whether the management commentary provides the information required under the Danish Financial Statements Act.

Based on the work we have performed, we conclude that the management commentary is in accordance with the consolidated financial statements and the parent financial statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act. We did not identify any material misstatement of the management commentary.

Copenhagen, April 2, 2020

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

/s/ Sumit Sudan	/s/ Lars Hansen
Sumit Sudan	Lars Hansen
State Authorised Public Accountant	State Authorised Public Accountant
MNE 33716	MNE 24828

Notes to the Financial Statements	8

Management Commentary

Unless the context otherwise requires, references to the “Company,” “Group,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

Information and disclosure specifically addressing the parent company Ascendis Pharma A/S are described separately in the notes. Additionally, references to “Ascendis Pharma A/S” and “Parent Company” solely refer to the parent company Ascendis Pharma A/S.

Consolidated Key Figures

	2019	2018	2017	2016	2015
			(EUR’000)
Revenue	13,375	10,581	1,530	4,606	8,118
Operating Profit / (Loss)	(226,719)	(154,757)	(111,541)	(72,920)	(41,825)
Finance Income / (Expenses)	16,582	24,587	(12,833)	4,188	8,251
Profit / (Loss) for the Year	(218,016)	(130,097)	(123,897)	(68,505)	(32,922)
Cash and Cash Equivalents	598,106	277,862	195,351	180,329	119,649
Total Assets	676,732	318,968	210,979	190,071	131,774
Equity	597,114	280,050	187,211	176,613	120,329
Investments in Property, Plant & Equipment	5,159	2,648	941	672	1,039

Return on Equity (%)*	(49.7)	(55.7)	(68.1)	(46.1)	(39.6)
Equity Ratio (%)*	88.2	87.8	88.7	92.9	91.3

*	Key ratios are calculated as follows:

Return on Equity: (Profit/(Loss) for the Year x 100)/Average Equity

Equity Ratio: (Equity x 100)/Total Assets

Ascendis Pharma in brief

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technologies with clinically validated parent drugs. We currently have three product candidates in clinical development in rare endocrine diseases and we are advancing multiple preclinical candidates in oncology, our second therapeutic area of focus. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet patient needs.

Our Organization

Certain of our operations are conducted through our wholly-owned subsidiaries: Ascendis Pharma GmbH (Germany), Ascendis Pharma, Inc. (United States), Ascendis Pharma, Ophthalmology Division A/S (Denmark), Ascendis Pharma, Endocrinology Division A/S (Denmark), Ascendis Pharma Bone Diseases A/S (Denmark), Ascendis Pharma Growth Disorders A/S (Denmark) and Ascendis Pharma Oncology Division A/S (Denmark).

The Group has increased its number of employees to 330 at the end of 2019 compared to 216 at the end of 2018. In order to enabling achieving our goals, we expect to continue expand and develop our organization accordingly.

Our Goals

Our goal is to build a fully integrated biopharmaceutical company by applying our TransCon technology platform to create a pipeline of proprietary products. Our algorithm for product innovation focuses on identifying indications that have an unmet medical need, have a clinically validated parent drug or pathway, are suitable to our TransCon technologies, have a clearly differentiated product, have a potential established development pathway and have a large potentially addressable market.

Using this approach for our endocrinology rare disease franchise, we have obtained positive clinical data for all three of our TransCon product candidates. We are working towards regulatory approval of these candidates

Notes to the Financial Statements	9

in three high value indications, and we are exploring label expansion opportunities. We expect our near-term therapeutic focus on endocrinology will provide important synergies and a strong foundation for building our commercial infrastructure, including expertise in endocrinology, a concentrated prescriber base, a patient-centric support system, reimbursement and payor expertise and distribution networks.

For the longer term, our aim is to utilize our product innovation algorithm to advance into new therapeutic areas and create sustainable growth through multiple approaches. We have established oncology as our second therapeutic area of focus and intend to select a third independent therapeutic area as part of our Vision 3x3 strategic roadmap through 2025, which was introduced in January 2019.

Business Overview

Our most advanced investigational product candidate, TransCon Growht Hormone, or TransCon hGH (adopted nonproprietary name lonapegsomatropin), is in development as a once-weekly long-acting prodrug of recombinant human growth hormone, also referred to as somatropin or hGH, as a potential treatment for pediatric and adult growth hormone deficiency, or GHD. Our phase 3 pediatric program for TransCon hGH consists of the heiGHt, fliGHt and enliGHten Trials. Our results from the pivotal, phase 3 heiGHt Trial demonstrated a statistically significant increase in annualized height velocity, or AHV, compared to daily hGH at 52 weeks, and showed a safety profile comparable to that of daily hGH in pediatric subjects who were treatment-naïve.

Nearly all subjects who completed the heiGHt or fliGHt Trials have enrolled in the open-label extension study, or the enliGHten Trial, which is designed to provide long-term safety data to support the planned regulatory filings for TransCon hGH. We initiated the enliGHten Trial in 2017 as the first subjects began to roll over from the heiGHt Trial, and we have enrolled approximately 300 subjects, which we believe will form a safety database consistent with input received from regulatory authorities.

In September 2019, we completed the last subject visit forming the two-year follow up for the TransCon hGH phase 3 program in pediatric GHD. These data will form the safety database to support submission of a Biologics License Application, or BLA, to the U.S. Food and Drug Administration, or the FDA, for TransCon hGH to treat pediatric GHD, which we expect to submit in the second quarter of 2020, as well as submission of a Marketing Authorisation Application to the European Medicines Agency expected in the fourth quarter of 2020.

In October 2019, we received Orphan Designation from the European Commission for TransCon hGH for pediatric GHD. Orphan Designation is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the European Union, or EU, and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would provide significant additional benefit over existing therapies).

We believe that TransCon hGH, if approved, may offer a once-weekly therapy for pediatric and adult GHD with the potential to improve outcomes compared to currently approved daily hGH. If approved, we believe TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which we believe may improve compliance and treatment outcomes. After receiving feedback from the FDA, we have filed an IND amendment to initiate a global, phase 3 trial in subjects with adult GHD and we intend to pursue other indications for TransCon hGH consistent with our strategy to create sustainable growth.

We are also using our TransCon technology platform to develop TransCon PTH, an investigational once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for adult hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We completed a phase 1 trial in healthy subjects in 2018, the results of which were consistent with our target product profile for TransCon PTH as a “true” replacement therapy. In this trial, TransCon PTH showed the predicted pharmacokinetic and pharmacodynamic response, suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism.

Our ongoing phase 2 PaTH Forward Trial is evaluating the safety, tolerability and efficacy of three fixed doses of TransCon PTH using a ready-to-use prefilled pen device. The goal of PaTH Forward is to identify a starting dose (15, 18, or 21 µg per day) for a pivotal phase 3 trial, establish a titration regimen for complete withdrawal of standard of care (i.e., active vitamin D and calcium supplements), and evaluate TransCon PTH control of serum and urinary calcium. In February 2020, we completed enrollment of the trial with 59 subjects and we

Notes to the Financial Statements	10

expect to report top-line data from the one-month blinded portion of the PaTH Forward Trial in mid-April 2020. Following evaluation of Phase 2 data from the PaTH Forward Trial, we expect and plan to initiate a global phase 3 program for TransCon PTH in the fourth quarter of 2020, including trial sites in the United States, Canada, Europe and Asia-Pacific, including Japan.

In June 2018, we were granted Orphan Drug Designation, or ODD, by the FDA for TransCon PTH. ODD is provided to drugs that are intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States. We believe TransCon PTH, if approved, may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to address both the short-term symptoms and long-term complications of the disease.

We are also developing TransCon CNP, an investigational long-acting prodrug of C-type natriuretic peptide, or CNP, as a potential therapeutic option for achondroplasia, the most common form of dwarfism. TransCon CNP is designed to provide continuous CNP exposure with the goal of optimizing efficacy with a safe and convenient once-weekly dose. Currently, there are no medical therapies for achondroplasia approved by the FDA. In November 2018, we reported preliminary results from a phase 1 trial in healthy adult subjects, which supported our target product profile for TransCon CNP. In February 2019, we were granted ODD by the FDA for TransCon CNP. Following successful submission of an IND application in July 2019, we initiated the phase 2 ACcomplisH Trial to evaluate safety and efficacy of TransCon CNP in children (ages 2-10 years) with achondroplasia. The company continues to work towards escalating sequential dose cohorts throughout the year, while ensuring the safety of subjects during the current pandemic and access to physicians for future monitoring visits. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

In addition to our pipeline of candidates in rare endocrine disorders, in January 2019, we established oncology as our second independent therapeutic area of focus for our TransCon technologies. In June 2019, we announced three of our oncology product candidates and reported preclinical data supporting their development rationale. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon platform.

Financial Review

Consolidated net loss for the year ended December 31, 2019 was €218.0 million, or €4.69 per share (basic and diluted), compared to a consolidated net loss of €130.1 million, or €3.17 per share (basic and diluted) for the year ended December 31, 2018. The results are in line with Management’s expectations.

Main effects on profit or loss, and cash flows are described in the following sections.

Revenue

Revenue for the year ended December 31, 2019 was €13.4 million, an increase of €2.8 million, or 26%, compared to €10.6 million for the year ended December 31, 2018. The change was due to recognition of revenue related to our investment in Visen Pharmaceuticals, or Visen, as well as sale of clinical supply to Visen for use in clinical trials in Greater China.

As of December 31, 2019, we had deferred income of €0.9 million under the agreement with Visen, compared to deferred income from Visen and other collaboration agreements of €6.9 million as of December 31, 2018. This deferred income will be recognized as revenue as we advance the projects that are subject to our collaborations with Visen.

Research and Development Costs

Research and development costs were €191.6 million for the year ended December 31, 2019, an increase of €51.3 million, or 37% compared to €140.3 million for the year ended December 31, 2018.

External development costs to our TransCon hGH product candidate increased by €10.5 million, primarily driven by manufacturing of validation batches, or process performance qualification batches, and initial costs of pre-launch inventories, partly offset by a decrease in clinical trial costs, reflecting the completion of the phase 3 heiGHt Trial in the first quarter of 2019. The process performance qualification batches are required

Notes to the Financial Statements	11

as part of the regulatory approval process with the FDA, and, as well as the pre-launch inventories, are recognized as development costs when incurred. However, after potential marketing approval, the products from these process performance qualification batches and pre-launch inventories may be used for commercial sales, thereby reducing the costs for the first period after market launch.

External development costs to our new therapeutic area within oncology increased by €3.7 million compared to the year ended December 31, 2018 and external development costs to our TransCon PTH product candidate increased by €1.9 million, primarily reflecting higher manufacturing and clinical trial costs. External development costs related to our TransCon CNP product candidate and other external development costs decreased by €0.3 million, primarily due to lower manufacturing and preclinical costs, partly offset by an increase in clinical trial costs, reflecting the phase 2 ACcomplisH Trial which was initiated in the third quarter of 2019.

Other research and development costs increased by €35.5 million, primarily driven by a €16.3 million increase in personnel costs and a €12.1 million increase in non-cash share-based compensation due to a higher number of employees in research and development functions, but also reflecting a €7.1 million increase in other costs, including a €2.3 million increase in facility costs allocated to research and development functions and a €1.8 million increase in travel costs to the increasing number of employees. Research and development costs included non-cash share-based payment of €22.4 million for the year ended December 31, 2019, compared to €10.2 million for the year ended December 31, 2018.

General and Administrative Expenses

General and administrative expenses were €48.5 million for the year ended December 31, 2019, an increase of €23.4 million, or 93%, compared to €25.1 million for the year ended December 31, 2018. The increase is primarily due to an increase in personnel costs of €6.6 million and non-cash share-based payment of €5.7 million for additional administrative personnel, but also reflecting increases of €4.0 million in IT costs and €1.0 million in travel costs. External costs related to pre-commercialization activities increased by €3.4 million. Other costs allocated to general and administrative functions increased by net €2.7 million, including facility costs and consultants. General and administrative expenses included non-cash share-based payment of €15.1 million for the year ended December 31, 2019, compared to €9.4 million for the year ended December 31, 2018.

Net Profit/(Loss) in Associate

Net loss in associate was €8.1 million for the year ended December 31, 2019 compared to €0.3 million for the year ended December 31, 2018, which represent the Company’s share of net result in Visen which was established in November 2018.

Finance Income and Finance Expenses

Finance income was €17.8 million for the year ended December 31, 2019, a decrease of €6.9 million compared to €24.7 million for the year ended December 31, 2018. Finance expenses were €1.2 million for the year ended December 31, 2019, an increase of €1.1 million compared to €0.1 million for the year ended December 31, 2018. Interest income of €10.1 million for the year ended December 31, 2019 was €6.0 million higher than for the year ended December 31, 2018, whereas positive exchange rate fluctuations decreased from €20.7 million for the year ended December 31, 2018 to €7.7 million for the year ended December 31, 2019. Interest expenses increased from €0.1 million for the year ended December 31, 2018 to €1.2 million for the year ended December 31, 2019, primarily reflecting the recognition of interest expenses on lease liabilities.

The impact of exchange rate fluctuations is primarily related to our cash position in U.S. Dollar. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our budgeted future expenses and we make payments from those positions.

We did not hold interest-bearing debt for any of the periods presented.

Tax on Profit/(Loss) for the Year

Tax for the year ended December 31, 2019 was a net tax credit of €0.2 million, compared to a net tax credit of €0.4 million for the year ended December 31, 2018. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities.

Notes to the Financial Statements	12

For the year ended December 31, 2019, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.7 million. The tax for the year ended December 31, 2019 further comprised a tax provision of €0.4 million related to our subsidiary in Germany and a net tax provision of €0.1 million related to our subsidiary in the United States.

At December 31, 2019 and 2018, we had net deferred tax assets of €128.9 million and €78.5 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Cash flows from/(used in) Operating Activities

Cash flows used in operating activities for the year ended December 31, 2019 was €175.9 million compared to €138.8 million for the year ended December 31, 2018. The net loss for the year ended December 31, 2019 of €218.0 million included non-cash charges of €44.2 million, comprising share-based payment and depreciation, and non-cash net income, including net financial income and taxes, of €6.2 million. The net change in working capital contributed positively to cash flows by €4.1 million, primarily due to a net increase in trade payables and other payables of €7.5 million, and a decrease in prepayments of €4.8 million, partly offset by a decrease in deferred income of €6.0 million and an increase in receivables and deposits of €2.2 million.

Cash Flows from/(used in) Investing Activities

Cash flows used in investing activities for the year ended December 31, 2019 of €5.2 million were related to acquisition of property, plant and equipment, primarily equipment for use in the laboratories of our German facility and in our oncology laboratories in the U.S.

Cash Flows from/(used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2019 of €493.6 million were comprised of €480.3 million in net proceeds from our follow-on public offering of ADSs completed in March 2019 and €17.3 million in net proceeds from warrant exercises in April, June, September, November and December 2019, partly offset by payments on lease liabilities of €4.0 million.

Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents totaling €598.1 million. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not have any debt to third parties.

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, we continue to adopt the going concern basis of accounting in preparing the financial statements.

Financial Review – Parent Company

The Parent Company realized a net loss for the year ended December 31, 2019 of €55.4 million compared to a net loss of €12.4 million for the year ended December 31, 2018. The results are in line with Management’s expectations.

Revenue

The Parent Company generated revenue for the year ended December 31, 2019 of €40.4 million compared to €25.3 million for the year ended December 31, 2018. The change was primarily driven by an increase of €13.7 million in services rendered to our subsidiaries.

Notes to the Financial Statements	13

Research and Development Costs

Research and development costs in the Parent Company were €79.4 million for the year ended December 31, 2019, an increase of €32.0 million, or 67%, compared to €47.4 million for the year ended December 31, 2018. This change was primarily attributable to an increase of €16.0 million in purchases from our subsidiaries and an increase of €11.3 million in personnel costs due to an increase in the number of employees in research and development functions. General costs such as travel, facility costs, supplies, and consultancy services allocated to research and development functions increased by €2.2 million, and project related costs increased by €2.5 million.

General and Administrative Expenses

General and administrative expenses in the Parent Company were €42.7 million for the year ended December 31, 2019, an increase of €21.0 million, or 97%, compared to €21.7 million for the year ended December 31, 2018. This change was primarily attributable to an increase of €6.1 million in personnel costs due to an increase in the number of employees in general and administrative functions, an increase of €3.4 million related to commercial analytics and building up the sales function and an increase in purchases from our subsidiaries €6.2 million. General costs such as travel, facility costs, IT, supplies and consultancy services increased by €5.3 million.

Finance Income and Finance Expenses

Finance income in the Parent Company decreased by €3.0 million to €28.0 million for the year ended December 31, 2019 compared to €31.0 million for the year ended December 31, 2018. Finance expenses in the Parent Company increased by €0.4 million to €0.8 million for the year ended December 31, 2019 compared to €0.4 million for the year ended December 31, 2018. Net finance income in the Parent Company was €27.2 million for the year ended December 31, 2019, a decrease of €3.5 million compared to net finance income of €30.7 million for the year ended December 31, 2018. The decrease was primarily due to less positive exchange rate fluctuations primarily between the U.S. Dollar and Euro during the year ended December 31, 2019 compared to the year ended December 31, 2018.

Tax on Profit/(Loss) for the Year

Tax for the year ended December 31, 2019 was a tax provision of €1.0 million, compared to a tax credit of €0.7 million for the year ended December 31, 2018. The decrease was due to distribution of tax credits between the jointly taxed Danish entities of €1.7 million. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2019, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately €0.7 million.

Cash Flows from/(used in) Operating Activities

Parent Company cash flows used in operating activities for the year ended December 31, 2019 was €187.7 million compared to €152.7 million for the year ended December 31, 2018. The net loss for the year ended December 31, 2019 of €55.4 million included non-cash charges of €22.5 million, comprising share-based payment and depreciation, and non-cash net financial income and taxes of €16.7 million. The net change in working capital contributed negatively to cash flows by €138.1 million, primarily due to a net increase in receivables from group enterprises of €139.9 million, an increase in trade payables and other payables of €5.4 million and a decrease in payables to group enterprises €2.3 million. Other elements of the working capital contributed negatively by a net amount of €1.3 million.

Cash Flows from/(used in) in Investing Activities

Parent Company cash flows used in investing activities for the year ended December 31, 2019 of €0.5 million was related to the acquisition of equipment of €0.4 million and €0.1 million related to the establishment of Ascendis Pharma Oncology Division A/S.

Cash Flows from/(used in) Financing Activities

Parent Company cash flows from financing activities for the year ended December 31, 2019 of €495.8 million were comprised of €480.3 million in net proceeds from our follow-on public offering of ADSs completed in March 2019 and €17.3 million in net proceeds from warrant exercises in April, June, September, November and December 2019, partly offset by payments on lease liabilities of €1.8 million.

Notes to the Financial Statements	14

Uncertainty Relating to Recognition and Measurement

When preparing the annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgments and estimates which form the basis for the annual report. The accounting judgments and estimates made by Management are described in Note 3, Critical Accounting Judgments and Key Sources of Estimation Uncertainty, to which we refer.

Risk Management

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platform. Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Risks

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk. Financial risk management is further described in Note 17 to the consolidated financial statements.

Intellectual Capital Resources

The Company is highly dependent on the skills and capabilities of its employees. Employees are considered one of the most important resources of the Group and Management strives to attract and retain the most qualified employees to ensure continued development of the Company’s technologies and application of these technologies towards improvement of existing treatments for significant disease areas.

The skills, knowledge, experience and motivation of the Company’s employees are essential to the continued development and success of the companies within the Company. The employees of the Company are highly educated, and many have extensive experience within the biopharmaceutical industry and in the development of pharmaceutical products. Management puts great efforts into organizing the highly skilled employees into effective teams across the Company’s geographical locations to take advantage of knowledge and experiences across the various business areas.

Environmental Performance

The Company’s research and development activities are carried out in modern laboratories in our facilities in Heidelberg, Germany and our facilities in Redwood, USA. Management has a high focus on the potential environmental impact from the laboratories and has taken all reasonable precautions to minimize any negative consequences to the environment.

Events after the Balance Sheet Date

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 has spread around the world into a pandemic, including into countries where we have planned or have ongoing clinical trials, and countries where we rely on third parties to manufacture preclinical and clinical supplies, as well as commercial supply. If COVID-19 continues to spread in the United States and rest of the world, we may experience disruptions that could severely impact our business in many areas.

At the time these financial statements are authorized for issue, we haven’t identified significant disruptions to our clinical trial operations or identified any of our third-party manufacturers not being able to meet their obligations. However, while the global outbreak of COVID-19 continues to rapidly evolve, the extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be reliably predicted.

Notes to the Financial Statements	15

For further discussion about impact from COVID-19, please refer to Note 21 “Subsequent Events”, in the financial statements.

No other events have occurred after the reporting date that would influence the evaluation of these financial statements.

Outlook

The Company is applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. To date, we have only generated revenue from license fees, the assignment of certain intellectual property rights, research and development services rendered under collaboration agreements, including delivery of clinical supply material, and feasibility studies performed for potential partners. None of our product candidates have been approved for commercial sale by the US Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or similar non-US regulatory authorities, and we have not generated revenues from the sale of approved products.

We expect that our operating expenses may increase over the next several years as we expand our research and development efforts and prepare for commercialization. In the coming year, we will continue to expend substantial resources, including costs associated with research and development, conduction preclinical studies, clinical trials, obtaining regulatory approvals, and, eventually, sales and marketing if any of our product candidates are approved.

As a result, our operating expenses are expected to be significantly higher than this year, and we may incur substantial operating losses for the foreseeable future as we execute our operating plan.

Notes to the Financial Statements	16

Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

		Consolidated		Parent
	Notes	2019	2018	2019	2018
			(EUR’000)
Revenue	4, 5	13,375	10,581	40,447	25,288
Research and development costs		(191,621)	(140,281)	(79,437)	(47,427)
General and administrative expenses		(48,473)	(25,057)	(42,717)	(21,671)

Operating profit/(loss)		(226,719)	(154,757)	(81,707)	(43,810)

Share of profit/(loss) of associate	11	(8,113)	(321)	—	—
Finance income	7	17,803	24,714	28,070	31,034
Finance expenses	7	(1,221)	(127)	(844)	(382)

Profit/(loss) before tax		(218,250)	(130,491)	(54,481)	(13,158)
Tax on profit/(loss) for the year	8	234	394	(950)	737

Net profit/(loss) for the year		(218,016)	(130,097)	(55,431)	(12,421)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(37)	17	—	—

Other comprehensive income/(loss) for the year, net of tax		(37)	17	—	—

Total comprehensive income/(loss) for the year, net of tax		(218,053)	(130,080)	(55,431)	(12,421)

Profit/(loss) for the year attributable to owners of the Company		(218,016)	(130,097)	(55,431)	(12,421)

Total comprehensive income/(loss) for the year attributable to owners of the Company		(218,053)	(130,080)	(55,431)	(12,421)

Basic and diluted earnings/(loss) per share		(4,69)	(3.17)	—	—

Number of shares used for calculation (basic and diluted) (1)		46,506,862	41,085,237	—	—

(1)

A total of 5,820,211 warrants outstanding as of December 31, 2019 (a total of 5,611,629 warrants outstanding as of December 31, 2018) can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Notes to the Financial Statements	17

Statements of Financial Position as of December 31

		Consolidated		Parent
	Notes	2019	2018	2019	2018
			(EUR’000)
Assets
Non-current assets
Intangible assets	9	3,495	3,495	—	—
Property, plant and equipment	10	45,069	4,325	11,750	977
Investments in group enterprises	19	—	—	48,605	23,468
Receivables from group enterprises	17	—	—	497,160	348,669
Investment in associate	11	15,538	17,083	—	—
Deposits	17	1,463	1,158	949	937

		65,565	26,061	558,464	374,051

Current assets
Trade receivable from associate	11, 17	804	—	—	—
Trade receivables	17	—	6	—	—
Other receivables		3,136	1,775	1,703	969
Prepayments		7,648	12,415	1,055	670
Income taxes receivable		1,473	849	1,473	737
Cash and cash equivalents	17	598,106	277,862	567,105	251,781

		611,167	292,907	571,336	254,157

Total assets		676,732	318,968	1,129,800	628,208

Equity and liabilities
Equity
Share capital	12	6,443	5,659	6,443	5,659
Distributable equity	13	590,671	274,391	1,059,389	580,487

Total equity		597,114	280,050	1,065,832	586,146

Non-current liabilities
Lease liabilities	14, 17	30,720	—	8,711	—
Other payables		908	—	908	—

		31,628	—	9,619	—

Current liabilities
Lease liabilities	14, 17	5,899	—	2,047	—
Contract liabilities	15	858	6,902	8,007	249
Trade payables	17	27,765	19,740	13,517	9,668
Other payables		13,349	12,267	15,246	14,649
Payables to group enterprises	17	—	—	15,532	17,496
Income taxes payable		119	9	—	—

		47,990	38,918	54,349	42,062

Total liabilities		79,618	38,918	63,968	42,062

Total equity and liabilities		676,732	318,968	1,129,800	628,208

Notes to the Financial Statements	18

Statements of Changes in Equity – Consolidated as of December 31

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
			(EUR’000)
Equity at December 31, 2017	4,967	422,675	(14)	22,793	(263,210)	187,211

Loss for the year	—	—	—	—	(130,097)	(130,097)
Other comprehensive income/(loss), net of tax	—	—	17	—	—	17

Total comprehensive income/(loss)	—	—	17	—	(130,097)	(130,080)

Share-based payment (Note 6)	—	—	—	19,652	—	19,652
Capital increase	692	215,693	—	—	—	216,385
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at December 31, 2018	5,659	625,250	3	42,445	(393,307)	280,050

Loss for the year	—	—	—	—	(218,016)	(218,016)
Other comprehensive income/(loss), net of tax	—	—	(37)	—	—	(37)

Total comprehensive income/(loss)	—	—	(37)	—	(218,016)	(218,053)

Share-based payment (Note 6)	—	—	—	37,486	—	37,486
Capital increase	784	528,548	—	—	—	529,332
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at December 31, 2019	6,443	1,122,097	(34)	79,931	(611,323)	597,114

Notes to the Financial Statements	19

Statements of Changes in Equity – Parent Company as of December 31

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
			(EUR’000)
Equity at December 31, 2017	4,967	422,675	(53)	22,793	(74,734)	375,648

Loss for the year	—	—	—	—	(12,421)	(12,421)

Total comprehensive income/(loss)	—	—	—	—	(12,421)	(12,421)

Share-based payment (Note 6)	—	—	—	19,652	—	19,652
Capital increase	692	215,693	—	—	—	216,385
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at December 31, 2018	5,659	625,250	(53)	42,445	(87,155)	586,146

Loss for the year	—	—	—	—	(55,431)	(55,431)

Total comprehensive income/(loss)	—	—	—	—	(55,431)	(55,431)

Share-based payment (Note 6)	—	—	—	37,486	—	37,486
Capital increase	784	528,548	—	—	—	529,332
Cost of capital increase	—	(31,701)	—	—	—	(31,701)

Equity at December 31, 2019	6,443	1,122,097	(53)	79,931	(142,586)	1,065,832

Notes to the Financial Statements	20

Cash Flow Statements for the Year Ended December 31

	Consolidated		Parent
	2019	2018	2019	2018
		EUR’000
Operating activities
Net profit/(loss) for the years	(218,016)	(130,097)	(55,431)	(12,421)
Reversal of non-cash consideration regarding revenue	(6,522)	(10,508)	—	—
Reversal of share of profit/(loss) of associate	8,113	321	—	—
Reversal of finance income	(17,803)	(24,714)	(28,070)	(31,034)
Reversal of finance expenses	1,221	127	844	382
Reversal of tax charge	(234)	(394)	950	(737)
Adjustments for:
Share-based payment	37,486	19,652	20,300	11,316
Depreciation and amortization	6,689	880	2,231	183
Changes in working capital:
Deposits	(305)	(865)	(12)	(804)
Receivables	(1,877)	(183)	(734)	(342)
Receivables from group enterprises	—	—	(139,851)	(134,776)
Prepayments	4,766	(5,508)	(385)	(428)
Trade payables and other payables	7,530	8,262	5,395	4,710
Payables to group enterprises	—	—	(2,329)	6,780
Contract liabilities (deferred income)	(6,044)	—	(140)	(141)

Cash flows generated from/(used in) operations	(184,996)	(143,027)	(197,232)	(157,312)

Finance income received	10,056	4,020	10,007	4,019
Finance expenses paid	(717)	(127)	(485)	(110)
Income taxes received/(paid)	(279)	332	—	738

Cash flows from/(used in) operating activities	(175,936)	(138,802)	(187,710)	(152,665)

Investing activities
Investment in group enterprise	—	—	(55)	—
Acquisition of property, plant and equipment	(5,159)	(2,648)	(467)	(823)

Cash flows from/(used in) investing activities	(5,159)	(2,648)	(522)	(823)

Financing activities
Lease payments	(4,038)	—	(1,820)	—
Capital increase	529,332	216,385	529,332	216,385
Cost of capital increase	(31,701)	(13,118)	(31,701)	(13,118)

Cash flows from/(used in) financing activities	493,593	203,267	495,811	203,267

Increase/(decrease) in cash and cash equivalents	312,498	61,817	307,579	49,779

Cash and cash equivalents at January 1	277,862	195,351	251,782	181,540
Effect of exchange rate changes on balances held in foreign currencies	7,746	20,694	7,744	20,462

Cash and cash equivalents at December 31	598,106	277,862	567,105	251,781

Restricted cash and cash equivalents	5,776	5,566	—	—

Notes to the Financial Statements	21

Notes to the Financial Statements

Note 1 – General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Ascendis Pharma A/S and its subsidiaries.

Information and disclosure specifically addressing the parent company Ascendis Pharma A/S are described separately in the notes. Additionally, references to “Ascendis Pharma A/S” and “Parent Company” solely refer to the parent company Ascendis Pharma A/S.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900 Hellerup, Denmark. The Company’s registration number in Denmark is 29918791.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

These consolidated financial statements together with the financial statements of the parent company Ascendis Pharma A/S, were approved by the Board of Directors on April 1, 2020, and can be obtained from cvr.dk.

Notes to the Financial Statements	22

Note 2 – Summary of Significant Accounting Policies

Basis of Preparation

The financial statements are prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU. The financial statements include additional disclosures for reporting class C medium sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the financial statements are described in detail below and are applied for all entities. Unless otherwise stated under the section “Changes in Accounting Policies and Disclosures” below, these policies have been applied consistently to all years presented. Significant accounting judgements and estimates used when exercising the accounting policies are described in Note 3.

Our financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Changes in Accounting Policies and Disclosures

Adoption of IFRS 16 “Leases”

As of January 1, 2019, the Company has adopted IFRS 16, “Leases” (“IFRS 16”). IFRS 16 requires, with a few exceptions, lessees to recognize assets (“right-of-use assets”) and liabilities for most leases. Accordingly, lease payments under most contracts previously classified as operating leases, will be recognized over the non-cancellable lease period as depreciation included in research and development costs and general and administrative expenses, and as interest expenses included in finance expenses. Previously, lease payments under all operating leases were recognized as either research and development costs or general and administrative expenses.

We have implemented IFRS 16 by applying the modified retrospective approach. Accordingly, no comparative information is restated. The lease liability and corresponding right-of-use assets is measured at the present value of the remaining lease payments, discounted using an estimated incremental borrowing rate at January 1, 2019.

In connection with the transition to IFRS 16, we have reviewed our operating lease agreements’ contractual terms including the lease payment structure. Fixed payments, and variable lease payments that depend on an index or a rate, are included in lease payments, whereas variable lease payments and payments related to non-lease components are excluded.

For lease arrangements other than those relating to short-term leases and leases of low value assets, lease liabilities have been determined according to the fixed lease payments and variable lease payments that depend on an index or a rate in the non-cancellable periods, discounted by the incremental borrowing rate. Accordingly, at January 1, 2019, we have recognized a lease liability of €17.7 million (Parent Company: €11.9 million). For short-term leases and leases of low value assets, lease payments are recognized on a straight-line basis over the lease term in the consolidated statement of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

Operating lease commitments under IAS 17 “Leases”, and as disclosed for the annual reporting period ended December 31, 2018 was €19.6 million (Parent Company: €13.6 million). The transition to the lease liabilities recognized in the statements of financial position at January 1, 2019, in accordance with IFRS 16, is summarized below:

	Consolidated	Parent
	(EUR’000)
Operating lease commitments as per December 31, 2018	19,627	13,567
Short-term contracts and low value assets	(169)	(101)

Undiscounted, operating lease commitments as per January 1, 2019	19,458	13,466

Lease liabilities discounted by incremental borrowing rates as per January 1, 2019	17,700	11,914

Notes to the Financial Statements	23

At January 1, 2019, right-of-use assets of €18.4 million (Parent Company €12.4 million), which include prepaid leases, were recognized as property, plant and equipment.

The transition to IFRS 16 at January 1, 2019 had no impact on accumulated deficits.

Other New and Amended Standards and Interpretations

Several other amendments to and interpretations of IFRS apply for the first time in 2019, but do not have an impact on the accounting policies applied by the Company. Thus, except for the adoption of IFRS 16, the accounting policies applied when preparing these financial statements have been applied consistently to all the periods presented, unless otherwise stated.

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, we continue to adopt the going concern basis of accounting in preparing the financial statements.

Recognition and Measurement

Assets are recognized in the statements of financial position when it is probable, as a result of a prior event, that future economic benefits will flow to us and the value of the asset can be measured reliably.

Liabilities are recognized in the statements of financial position when we have a legal or constructive obligation as a result of a prior event, and it is probable that future economic benefits will flow from us and the value of the liability can be measured reliably.

On initial recognition, assets and liabilities are measured at cost or at fair value, depending on the classification of the items. Measurement subsequent to initial recognition is affected as described below for each financial statement item. Events that arise before the time of presentation of the financial statements and that confirm or invalidate affairs and conditions existing at the consolidated financial statements date are considered. Financial statement items affected by those events are adjusted if those events provide evidence of conditions that existed at the financial statements date.

Income is recognized in the statements of profit or loss when earned, whereas costs are recognized by the amounts attributable to the financial year.

Basis of Consolidation

The consolidated financial statements include our parent company, Ascendis Pharma A/S, and all enterprises over which the parent company has control. We control an enterprise when we are exposed to, or have rights to, variable returns from our involvement with the enterprise and have the ability to control those returns through our power over the entity. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the subsidiaries listed in Note 19.

Consolidation Principles

The consolidated financial statements comprise the parent company, and its subsidiaries at December 31, 2019. Subsidiaries, which are enterprises where we have control at the balance sheet date, are fully consolidated from the date upon which control is transferred to us. They are deconsolidated from the date control ceases.

We reassess whether the parent company controls an enterprise if facts and circumstances indicate that there are changes to one or more of the three elements of control, respectively:

•	The contractual arrangement(s) with the other vote holders of the enterprise;

•	The Company’s voting rights and potential voting rights; and

•	Rights arising from other contractual arrangements.

All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between our group enterprises are eliminated in full on consolidation.

Notes to the Financial Statements	24

Subsidiaries and our associate apply accounting policies in line with the Company’s accounting policies. When necessary, adjustments are made to bring the entities’ accounting policies in line with those of the Company.

Investment in Associates

An associate is an entity over which we have significant influence over financial and operational decisions but where we have neither control nor joint control. The Company’s associate is accounted for using the equity method. Under the equity method, the associate is initially recognized at cost. Thereafter, the carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition or establishment date.

The consolidated statements of profit or loss include the Company’s share of result after tax and other interests of the associate. Transactions between the associate and the Company are eliminated proportionally according to our interest in the associate. Unrealized gains and losses resulting from transactions between the Company and its associate is eliminated to the extent of the Company’s interest in the associate.

After application of the equity method, we determine whether it is necessary to recognize an impairment loss related to the associate. Accordingly, at each reporting date, we determine whether there is objective evidence that the associate is impaired. If there is such evidence, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value. Any impairment loss is recognized within share of profit/(loss) of associate in the consolidated statements of profit or loss.

Foreign Currency

Functional and Presentation Currency

Items included in the financial statements are measured using the functional currency of each Group entity. Functional currency is the currency of the primary economic environment in which the entity operates. The financial statements are presented in Euro (EUR), which is also the functional currency of the parent company.

Translation of Transactions and Balances

On initial recognition, transactions in currencies other than the individual entity’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the reporting date are translated using the exchange rate in effect at the reporting date.

Exchange rate differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the reporting date, are recognized in profit or loss as finance income or finance expenses. Property, plant and equipment, intangible assets and other non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Currency Translation of Group Enterprises

When subsidiaries or associates that present their financial statements in a functional currency other than EUR are recognized in the consolidated financial statements, their statements of profit or loss are translated at average exchange rates. Balance sheet items are translated using the exchange rates at the reporting date. Exchange rate differences arising from translation of foreign entities’ balance sheet items at the beginning of the year to the reporting date exchange rates as well as from translation of statements of profit or loss from average rates to the exchange rates at the reporting date are recognized in other comprehensive income. Similarly, exchange rate differences arising from changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Business Combinations

Newly acquired or newly established subsidiaries are recognized in the consolidated financial statements from the time of acquiring or establishing such enterprises. Time of acquisition is the date on which we obtain control over the enterprise.

When acquiring new enterprises over which we obtain control, the acquisition method is applied. Under this method, we identify assets, liabilities and contingent liabilities of these enterprises and measure them at fair value at the acquisition date.

Notes to the Financial Statements	25

Restructuring costs are only recognized in the pre-acquisition balance sheet if they constitute a liability of the acquired enterprise. Allowance is made for the tax effect of the adjustments made.

The acquisition price for an enterprise consists of the fair value of the consideration paid for the acquired enterprise. Costs that are attributable to the acquisition of the enterprise are recognized in the consolidated statement of profit or loss when incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired are all recorded as goodwill.

Goodwill is subject to an annual impairment test. Impairment is calculated as the difference between the recoverable amount of the cash-generating unit that the goodwill relates to, and its carrying amount. Any impairment loss is recognized in the consolidated statement of profit or loss in a separate line item.

Revenue

Our revenue is primarily generated from collaboration and license agreements. Further, we also generate revenue from development services under development and commercialization agreements, including delivery of clinical supply material. Additionally, revenue is generated from feasibility studies for potential partners to evaluate if our TransCon technologies enable certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform.

When we enter into contracts with customers, we assess the goods and/or services promised in the contract and identify distinct performance obligations. A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

•

the customer can benefit from the goods or services either on its own or together with other resources that are readily available to the customer (i.e., the goods or services is capable of being distinct); and

•

the entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or services is distinct within the context of the contract).

Under collaboration, license, and other agreements that contain multiple promises to the customer, the promises are identified and accounted for as separate performance obligations if these are distinct. If promises are not distinct, we combine those goods or services with other promised goods or services until we identify a bundle of goods or services that is distinct.

The transaction price in the contract is measured at fair value and reflects the consideration we expect to be entitled to in exchange for those goods or services. In the transaction price, variable consideration, including milestone payments, is only included to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation according to their stand-alone selling prices and is recognized when control of the goods or services are transferred to the customer, either over time or at a point in time, depending on the specific terms and conditions in the contracts.

Revenue is stated net of value added tax and duties collected on behalf of a third party, and discounts. Usually, the payment terms are within one to two months. We have no payment terms exceeding 12 months, and thus transaction prices are not adjusted for financing components.

Research and Development Costs

Our research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs, salaries and other personnel costs including pension and share-based payment, the cost of facilities, the cost of obtaining and maintaining our intellectual property portfolio, and the depreciation of non-current assets used in research and development activities.

Research costs comprise costs incurred at the early stages of the drug development cycle from the initial drug discovery and are recognized in the statement of profit or loss when incurred.

Notes to the Financial Statements	26

Research activities that evolve into a development project, typically involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Due to the risk related to the development of pharmaceutical products, we cannot estimate the future economic benefits associated with individual development projects with sufficient certainty until the development project has been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the statement of profit or loss when incurred.

Development costs also comprise manufacturing costs related to validation batches, or process performance qualification batches, on late stage development projects. In addition, manufacturing costs related to pre-launch inventories are recognized as development costs, up until a biologics license application, or BLA, for the relevant drug candidate has been submitted and accepted by the authorities for further review.

General and Administrative Expenses

General and administrative expenses comprise salaries and other personnel costs including pension and share-based payment, office supplies, cost of facilities, and depreciation of non-current assets related to administrative activities.

General and administrative expenses are recognized in the statement of profit or loss in the period to which they relate.

Share-based Incentive Programs

Share-based incentive programs under which board members, employees and select external consultants have the option to purchase shares in Ascendis Pharma A/S (equity-settled share-based payment arrangements) are measured at the equity instrument’s fair value at the grant date. The cost of equity-settled transactions is determined by the fair value at the date of grant using the Black-Scholes valuation model.

The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled, the vesting period. The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight-line basis over the vesting period for each tranche, based on our best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

The Parent Company, together with its subsidiaries have entered into group share-based payment arrangements. The Parent Company incurs share-based payment transactions, whereas, subsidiaries receive the services, and the Parent Company incur an obligation to settle the transaction with the subsidiaries. While the obligations are settled in the Parent Company’s own equity instruments, group share-based payments are in the Parent Company’s separate financial statements recognized as cost of investment in subsidiaries with a corresponding increase in equity over the vesting period.

Where an equity-settled grant is cancelled, it is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately.

Where the terms and conditions for an equity-settled grant is modified, we recognize as minimum the services measured at the grant date fair value over the vesting period. Additionally, we re-measure the unvested grants at the date of modification and recognize any increase in the total fair value over the vesting period.

If a new grant is substituted for the cancelled grant and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant, as described in the previous paragraph.

Any social security contributions payable in connection with the grant or exercise of the warrants are recognized as expenses as incurred.

The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 6.

Notes to the Financial Statements	27

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future cash payments or receipts through the expected life of the financial asset or financial liability to the amortized cost (the carrying amount), of such asset or liability.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in the financial statement of profit or loss by the portion attributable to the profit or loss for the year, and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the balance sheet, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the reporting date are used. Current tax payable is based on taxable profit or loss for the year. Taxable profit or loss differs from net profit or loss as reported in the financial statements of profit or loss because it excludes items of income or expense that are taxable or deductible in prior or future years. In addition, taxable profit or loss excludes items that are never taxable or deductible.

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects net profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in our subsidiaries and/or associate, unless we are able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the reporting date are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in the statement of profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the balance sheet at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. Deferred tax assets are only offset against deferred tax liabilities if the entity, having recognized deferred tax assets has a legally enforceable right to set off current tax assets against current liabilities, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax jurisdiction.

At every reporting date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be utilized.

Intangible Assets

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed.

Notes to the Financial Statements	28

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash-generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Intangible assets are written down to the lower of recoverable amount and the carrying amount.

Development projects regarding products and processes that are clearly defined and identifiable and in respect of which technical feasibility, sufficient resources and a potential future market or development opportunity in the enterprise can be demonstrated, and where it is the intention to manufacture, market or use the product or process in question, are recognized as intangible assets. Other development costs are recognized as costs in the statement of profit or loss as incurred.

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, no internally generated intangible assets are recognized.

Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be used in operation. Property, plant and equipment also comprise right-of-use assets. Please refer to the section “Leases”.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to us and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the consolidated statement of profit or loss during the financial periods in which they are incurred.

Plant and equipment acquired for research and development activities with alternative use, which are expected to be used for more than one year, are capitalized and depreciated over the estimated useful life as research and development costs, as appropriate. Plant and equipment acquired for research and development activities, which have no alternative use, are recognized as research and development costs when incurred.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis for depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life.

Cost of a combined asset is divided into smaller components, with such significant components depreciated individually if their useful lives vary.

Depreciation commences when the asset is available for use, which is when it is in the location and condition necessary for it to be capable of operating in the manner intended.

Notes to the Financial Statements	29

Depreciation is calculated on a straight-line basis, based on an asset’s expected useful life, being within following ranges:

Process plant and machinery	5-10 years
Other fixtures and fittings, tools and equipment	3-5 years
Leasehold improvements	3-10 years
Right-of-use assets	2-10 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment are written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below. Depreciation and impairment losses of property, plant and equipment are recognized in the consolidated statement of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

Gains and losses on disposal of property, plant and equipment are recognized in the statement of profit or loss at its net proceeds, as either other income or other expenses, as appropriate.

Investments in Group Enterprises – Parent Company

Investments in group enterprises are recognized and measured at cost. Investments that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Investments are written down to the lower of recoverable amount and carrying amount which is further described below in the section “Impairment”.

Impairment

The recoverable amount of goodwill is estimated annually irrespective of any recorded indications of impairment. Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, or cash-generating units, which for goodwill represent the lowest level within the enterprise at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

Receivables

Receivables comprise deposits, receivables from associate, trade receivables, and other receivables which are separately presented in the statements of financial position.

Receivables (excluding receivables related to VAT and other indirect tax receivables) are classified as financial assets at amortized cost, as these are held to collect contractual cash flows and thus give rise to cash flows representing solely payments of principal and interest. Trade receivables are initially recognized at their transaction price and subsequently measured at amortized cost. Deposits are initially measured at their fair value and subsequently measured at amortized cost.

Other receivables comprise VAT and other indirect tax receivables, and thus not classified as financial assets, are measured at cost less impairment.

The carrying amounts of receivables usually equals their nominal value less provision for impairments.

Notes to the Financial Statements	30

Prepayments

Prepayments comprise costs relating to a future financial period. Prepayments are measured at cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and on-demand deposits with financial institutions. Cash and cash equivalents are measured at amortized cost.

Allowance for Expected Credit Losses on Financial Assets

Financial assets comprise receivables (excluding receivables relating to VAT and other indirect tax receivables) and cash and cash equivalents. Provision for bad debts is determined on the basis of a forward-looking expected credit loss (“ECL”) model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows expected to be received, discounted by an approximation of the original effective interest rate.

For receivables, we apply a simplified approach in calculating ECLs. Therefore, we do not track changes in credit risk, but instead we assess a loss allowance based on lifetime ECL at each reporting date. Lifetime ECLs are assessed on historical credit loss experience, adjusted for forward-looking factors specific to the counterparts and the economic environment.

For cash and cash equivalents, ECLs are assessed for credit losses that result from default events that are possible within the next 12-months (“12-month ECL”). In addition, since cash and cash equivalents are on-demand deposits, 12-month ECL are the same as lifetime ECL. However, being subject to assessing lifetime ECL following the general approach, credit risk is continuously tracked and monitored in order to identify significant deterioration. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, an allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

Shareholders’ Equity

The share capital comprises the nominal amount of the Parent Company’s ordinary shares, each at a nominal value of DKK 1, or approximately €0.13. All shares are fully paid.

Share premium reserve comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases.

Foreign currency translation reserve includes exchange rate adjustments relating to the translation of the results and net assets of our foreign operations from their functional currencies to our presentation currency. The accumulated reserve of a foreign operation is recognized in the consolidated statement of profit or loss at the time we lose control, and thus cease to consolidate such foreign operation. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to the Company’s shareholders.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the statement of profit or loss, arising from our warrant programs.

Retained earnings or accumulated deficit represents the accumulated profits or losses from the Company’s operations. A positive reserve is available to be distributed as dividends to the Company’s shareholders.

Leases

With reference to “Changes to Accounting Policies and Disclosures”, the Company has adopted IFRS 16, “Leases” (“IFRS 16”), effective from January 1, 2019. Thus, until December 31, 2018, leases of property, plant and equipment, where we have substantially all of the risks and rewards of ownership, were classified as finance leases. Other leases were classified as operating leases. While no finance leases were in place at December 31, 2018 or December 31, 2017, all leases were classified as operating leases, and accordingly, all lease payments were recognized on a straight-line basis in the consolidated statement of profit or loss over the lease term.

Notes to the Financial Statements	31

From January 1, 2019, upon adoption of IFRS 16, we assess at contract inception whether a contract is, or contains, a lease, i.e. if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Except for short-term leases and leases of low value assets, we apply a single recognition and measurement approach as described below. For short-term leases and leases of low value assets, lease payments are recognized on a straight-line basis over the lease term in the consolidated statement of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

The Company does not act as a lessor, neither does it act as a sub-lessor.

Right-of-use Assets

Right-of-use assets are recognized at the lease commencement date, defined as the date the underlying asset is available for use.

Right-of-use assets are measured at cost, less any accumulated depreciations and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets include the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any incentives received. In addition, right-of-use assets also include an estimate of costs to be incurred by us in dismantling or restoring the underlying asset to the condition required by the terms and condition of the lease.

Right-of-use assets are presented as part of property, plant and equipment, and depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Lease Liabilities

At the lease commencement date, we recognize lease liabilities measured at the present value of fixed lease payments and variable lease payments that depend on an index or a rate, whereas variable lease payments and payments related to non-lease components are excluded. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the consolidated statement of profit or loss when incurred.

When interest rates implicit in the lease contracts are not readily available, the present value of lease payments are calculated by applying the relevant lease holding entities’ incremental borrowing rates. Following the commencement date, the incremental borrowing rate is not changed unless the lease term is modified, or if the lease payments are modified and this modification results from a change in floating interest rates.

From the lease commencement date and over the lease term, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, or a change in lease payments, including changes to future payments resulting from a change in an index used to determine such lease payments.

Trade Payables and Payables to Group Enterprises

Trade payables including accrued expenses, and payables to group enterprises are measured at amortized cost.

Other Payables

Other payables comprise payables to public authorities, and short-term employee benefits. Other payables are measured at their net-realizable values.

Contract Liabilities

Contract liabilities comprise deferred income from collaboration agreements and license agreements, where consideration received does not match the individual deliverables with respect to amount and satisfied performance obligations. Deferred income typically arises from up-front payments under our collaboration and license agreements relating to license grants or up-front funding of development activities.

Deferred income is measured at the fair value of the consideration received and is recognized as revenue in the statement of profit or loss when the relevant performance obligation, to which the deferred income relates, is satisfied.

Notes to the Financial Statements	32

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as finance income, finance expenses and income taxes paid.

Cash flows from investing activities comprise payments in connection with acquisitions, development, improvement and sale, etc. of intangible assets, property, plant and equipment, and group enterprises.

Cash flows from financing activities comprise payments related to lease liabilities, and changes in the share capital of Ascendis Pharma A/S and related costs. The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities.

Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates.

Cash and cash equivalents comprise cash at hand and deposits with financial institutions.

Any restricted cash included in the balance of cash and cash equivalents is presented as an additional disclosure in the cash flow statement.

Segment Reporting

We are managed and operated as one operating and reportable segment. No separate operating segments or reportable segments have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, we do not disclose segment information on business segments or geographical markets.

Basic EPS

Basic Earnings per Share, or EPS, is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding.

Diluted EPS

Diluted earnings per share is calculated as the consolidated net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the dilutive effect of share equivalents. If the consolidated statement of profit or loss shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

New International Financial Reporting Standards Not Yet Effective

The IASB has issued, and the European Union has adopted, a number of new or amended standards, which have not yet become effective. Therefore, these new standards have not been incorporated in these financial statements. Our financial reporting is not expected to be affected by such new or improved standards.

Notes to the Financial Statements	33

Note 3 – Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Judgments in Applying Accounting Policies

The following are the critical judgments, apart from those involving estimates, please see below, made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our financial statements.

Revenue Recognition

We evaluate all our revenue generating transactions to ensure recognition in accordance with IFRS. Revenue is primarily generated from collaboration and license agreements, which typically involve multiple promises, and thus require significant judgments by us on certain areas including:

•	Determining whether the promises in the agreements are distinct performance obligations;

•	Identifying and constraining variable consideration in the transaction price including milestone payments;

•	Allocating transaction price to identified performance obligations based on their relative stand-alone selling prices; and

•	Determining whether performance obligations are satisfied over time, or at a point in time.

Critical judgments relating to specific revenue transactions are described below.

License Agreements

Judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers relates to three license agreements, which were entered into in 2018.

Identifying Performance Obligations and Allocating Transaction Price

The three license agreements with our associate Visen (“licensee”), grant the licensee exclusive rights to develop, manufacture, and commercialize patented product candidates in Greater China (the “Territory”), including the right to grant sub-licenses to third parties. In addition to the licenses, we will deliver development services and clinical supply material to be used in clinical trials within the Territory.

In determination of the performance obligations under the license agreements, we have considered the stand-alone values of the promises in the contracts, and our responsibility in the future development activities including bringing the licensed products to market in the Territory.

While licensed product candidates are all in phase 1 clinical trials or later stages of development, we have concluded that the licensee can benefit from each promise in the contract either on their own or together with readily available resources. Accordingly, licenses, development services, and clinical trial supplies are all considered distinct performance obligations.

Classification of Licenses as “Right-to-Use” or “Right-to-Access”

We have considered whether we are obligated or expected to perform research and development activities that significantly affect the licensee’s ability to benefit from product candidates. If we are contractually obligated, or if we determine that we are expected to perform research and development activities affecting the stand-alone functionality of the product candidate, the license is classified as “right-to-access”. Other licenses are classified as “right-to-use”.

While licensed products are patented drug formulas, our future activities do not affect their stand-alone functionalities. Accordingly, all three licenses have been classified as “right-to-use”, with revenue recognized at the point in time, where licensee is granted access to the intellectual property.

Notes to the Financial Statements	34

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to employees, select consultants and board members under three different programs.

We use the Black-Scholes option-pricing model to value the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2.

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e., each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, the expenses related to each warrant grant is treated in up to 48 tranches, all being recognized over the vesting period.

See Note 6 for additional details on our warrant programs and recognition of expenses under IFRS 2.

Internally Generated Intangible Assets

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the statement of financial position if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that we have the intent to produce and market the product or use it internally.

Such an intangible asset shall be recognized if it can be documented that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time.

Joint Arrangements/Collaboration Agreements

Collaboration agreements within our industry are often structured so that each party contributes its respective skills in the various phases of a development project. No joint control exists for such collaborations and the parties do not have any financial obligations on behalf of each other. Accordingly, neither of our collaborations nor license agreements are considered to be joint arrangements as defined in IFRS 11, “Joint Arrangements”.

Key Sources of Estimation Uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Revenue Recognition - Allocation of Transaction Price to Performance Obligations

Transaction prices for our license agreements include up-front, non-refundable, non-cash consideration. Additionally, the agreements comprise separate cash remuneration for clinical supplies and development services, which approximate their stand-alone-selling prices.

For two license agreements, entered in 2018, we have allocated up-front considerations to licenses and development services, respectively. While no active market exists for the licenses, we have determined the stand-alone value of the licenses according to an approximate market approach based on readily available information, which includes estimation uncertainties.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount, being the higher of fair value less costs of disposal or value in use, of the cash-generating units to which goodwill has been allocated. The Company is determined to be a single cash-generating unit. Accordingly, the recoverable

Notes to the Financial Statements	35

amount is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs representing the enterprise value of the group enterprise as of the reporting date. No impairment loss has been recognized in 2019 or 2018. The carrying amount of goodwill at December 31, 2019 and 2018 was €3.5 million. See Note 9 for further details.

Recognition of Accruals and Prepayments for Development, Manufacturing and Clinical Trial Activities

Payment terms for contractual work related to development, manufacturing, and clinical trial activities do not necessarily reflect the stage of completion of the individual projects and activities. Determination of the stage of completion for ongoing activities include estimation uncertainties as future efforts to complete the specific activity may be difficult to predict. We have reviewed all significant ongoing activities at the reporting date to determine the stage of completion compared to the invoices received and recognized accruals for any additional costs or prepayments for any invoiced costs in excess of the stage of completion. As of December 31, 2019, the consolidated statement of financial position included prepaid project costs of €5.8 million and accrued project costs of €10.5 million, compared to €11.4 million and €9.1 million, respectively, as of December 31, 2018.

Useful Lives of Property, Plant and Equipment and Finite-Lived Intangible Assets

We review the estimated useful lives of property, plant and equipment at the end of each reporting period. We have concluded that the useful lives applied for 2019 and 2018 are appropriate.

Leases

In connection with adopting IFRS 16, the following are assessed as key assumptions concerning estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of right-to-use assets and lease liabilities within the next financial year.

Lease Term

Certain lease arrangements provide us with a contractual right (not obligation) to either extend the lease after the initial term, or to terminate the lease within the enforceable lease term, i.e., periods where lessor cannot terminate the lease. Those options cover periods in the range from 1-6 years in addition to the non-cancellable periods. Based on our assessment at December 31, 2019, the lease terms reflect only the non-cancellable periods.

Incremental Borrowing Rate

Lease payments are discounted over the non-cancellable periods, applying each contract’s incremental borrowing rate. In determining incremental borrowing rates, we have considered the contracts’ specific payment profiles and relevant currencies, and applied a corresponding risk-free interest rate, credit spread, and an asset specific adjustment, if applicable. The incremental borrowing rates applied are 2.25-2.5% and 4.25-5.0% for lease contracts denominated in EUR or Danish Kroner, and U.S. Dollars, respectively.

Receivables from Group Enterprises – Parent Company

In the financial statements of the Parent Company, receivables from Group enterprises totals €497.1 million as per December 31, 2019 compared to a receivable of €348.7 million as per December 31, 2018. The specific Group enterprises are development companies and have not yet generated revenues from product sales and there may be a risk that they will not generate sufficient funds to repay such balances. If the actual cash flows in the particular Group enterprises are not sufficient, a material allowance for bad debt may be required, having a negative impact on the Parent Company’s results.

We monitor the progress of the development projects in each development company. At the reporting date, the progress of the development projects is in accordance with the development plans. We have further compared the net book value of the receivables with the value of the individual projects on the basis of a risk-weighted future sales potential for the product candidates. We believe that the Group enterprises will be able to generate future cash flows to repay the outstanding balances and, accordingly, no provision for bad debt has been recognized as per December 31, 2019.

Except for the above areas, assumptions and estimates are not considered to be critical to the financial statements.

Notes to the Financial Statements	36

Note 4 – Revenue

Revenue has been recognized in the statements of profit or loss with the following amounts:

	Consolidated		Parent
	2019	2018	2019	2018
	(EUR’000)
Revenue from the rendering of services (recognized over time)	9,919	1,215	37,307	23,648
Milestone payments (recognized at a point in time)	—	—	3,000	1,500
Sale of clinical supply (recognized at a point in time)	804	—	—	—
“Right-to-use” licenses (recognized at a point in time)	2,652	9,366	140	140

Total revenue	13,375	10,581	40,447	25,288

Revenue from external customers (geographical)
North America	2,652	10,581	—	—
China	10,723	—	—	—
Europe	—	—	40,447	25,288

Total revenue	13,375	10,581	40,447	25,288

In the consolidated financial statement of profit or loss, revenue from a single customer was €13.4 million and €10.5 million for the financial years ended December 31, 2019 and 2018, respectively.

In the parent financial statement of profit or loss for 2019, three customers (subsidiaries) individually account for more than 10% of total revenue. The revenue from the three customers (subsidiaries) was €39.7 million and €25.2 million for the financial years ended December 31, 2019 and 2018, respectively.

Note 5 – Segment Information

The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, except for entity wide disclosures, we do not disclose information on business segments or geographical markets. Entity wide disclosures regarding revenue are included in Note 4.

The Company’s intangible assets, and property, plant and equipment (“non-current segment assets”) located by country are specified below (for 2019, the amounts include right-of-use assets, please also refer to Note 10):

	2019	2018
	(EUR’000)
Non-current segment assets
Denmark (domicile country)	15,738	4,922
North America	27,275	341
Germany	5,551	2,557

Total non-current segment assets	48,564	7,820
Investment in associate	15,538	17,083
Deposits	1,463	1,158

Total non-current assets	65,565	26,061

The Parent Company has no non-current segment assets outside Denmark (domicile country).

Notes to the Financial Statements	37

Note 6 – Staff Cost

	Consolidated		Parent
	2019	2018	2019	2018
	(EUR’000)
Wages and salaries	49,142	29,418	22,005	14,433
Share-based payment	37,486	19,652	20,300	11,316
Pension costs (defined contribution plans)	648	444	577	386
Social security costs	3,613	1,793	103	60

Total staff costs	90,889	51,307	42,985	26,195

Average number of employees	274	167	123	78

Staff costs are recognized in the statement of profit or loss as follows:

	Consolidated		Parent
	2019	2018	2019	2018
	(EUR’000)
Research and development costs	61,890	34,146	27,110	16,209
General and administrative expenses	28,999	17,161	15,875	9,986

Total staff costs	90,889	51,307	42,985	26,195

Key Management Personnel includes our Board of Directors and Executive Board and comprises 7 and 2 persons, respectively, for 2019 and 2018, respectively.

Compensation to Key Management Personnel comprises salaries, participation in annual bonus schemes, and share-based compensation. Share-based compensation is elaborated in further details in the section “Share-based Payment”.

Compensation to Key Management Personnel is summarized below:

	Consolidated		Parent
	2019	2018	2019	2018
	(EUR’000)
Wages and salaries	2,080	1,809	2,080	1,809
Share-based payment	7,167	5,112	7,167	5,112
Social security costs	94	152	94	152

Total compensation	9,341	7,073	9,341	7,073

Out of the total compensation to key management personnel, €2,129 thousand (2018: €1,851 thousand) related to the Board of Directors, and €7,212 thousand (2018: €5,222 thousand) related to the Executive Board. Out of the share-based payment to key management personnel, under the warrant programs described below, €1,864 thousand (2018: €1,607 thousand) related to the Board of Directors, and €5,303 thousand (2018: €3,505 thousand) related to the Executive Board.

Notes to the Financial Statements	38

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2019, 9,378,787 warrants had been granted, of which 19,580 warrants have been cancelled, 3,271,250 warrants have been exercised, 2,168 warrants have expired without being exercised, and 265,578 warrants have been forfeited. As of December 31, 2019, our Board of Directors was authorized to grant up to 1,237,525 additional warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our board of directors. Vested warrants may be exercised in two or four annual exercise periods as described below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants issued during the period from 2008 to 2012 generally vested over 36 months with 1/36 of the warrants vesting per month from the date of grant. However, some of these warrants were subject to shorter vesting periods, to a minimum of 24 months. All such warrants have been exercised or have expired as of December 31, 2018.

Effective from December 2012, warrants granted generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant.

Effective from January 2015, certain warrants issued to board members vest over 24 months with 1/24 of the warrants vesting per month from the date of grant.

Warrants generally cease to vest from the date of termination in the event that (i) the warrantholder terminates the employment contract and the termination is not a result of breach of the employment terms by us, or (ii) in the event that we terminate the employment contract and the warrantholder has given us good reason to do so. The warrantholder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

In the event that we terminate the employment contract and the warrantholder has not given us good reason to do so, the warrantholder may keep the right to continued vesting and exercise of warrants as if the employment was still in effect. In such case, any expense not yet recognized for the outstanding warrants is recognized immediately.

Warrants issued to consultants, advisors and board members only vest so long as the consultant, advisor or board member continues to provide services to us.

Exercise Periods

Vested warrants may be exercised during certain exercise periods each year. For 519,049 outstanding warrants, there are two annual exercise periods that continue for 21 days from and including the day after the publication of (i) the annual report notification - or if such notification is not published - the annual report and (ii) our interim report (six-month report). For these warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2023. For 68,436 outstanding warrants granted in connection with our Preference D financing, there are four annual exercise periods that continue for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification - or if such notification is not published - the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For these warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. For 5,232,726 warrants granted on or after December 18, 2015, there are four annual exercise periods; each exercise period begins two full trading days after the publication of the public release of our earnings data of a fiscal quarter and continues until the end of the second-to-last trading day in which quarter the relevant earnings release is published. The warrants granted in December 2015 and later expire ten years after the grant date.

Notes to the Financial Statements	39

In the event of liquidation, a merger, a demerger, a sale or share exchange of more than 50% of our share capital, the warrantholders may be granted an extraordinary exercise period immediately prior to the transaction in which warrants may be exercised.

Warrants not exercised by the warrantholder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrantholder.

If the warrantholder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrantholder’s continued service to us at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with us should cease without this being attributable to the warrantholder’s actions or omissions, the warrantholder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrantholders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain corporate changes. Events giving rise to an adjustment include, among other things, increases or decreases to our share capital at a price below or above market value, respectively, the issuance of bonus shares, changes in the nominal value of each share, and payment of dividends in excess of 10% of the Company’s equity.

On January 13, 2015, in preparation for the Company’s IPO, the shareholders decided at an extraordinary general meeting to issue bonus shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares. The decision had a corresponding impact on the number of warrants issued and the exercise prices for outstanding warrants. Accordingly, the number of warrants was adjusted upwards in the ratio of 3:1 with a corresponding downward adjustment of the exercise prices in the ratio of 3:1. The effect of the bonus shares has been retrospectively reflected in all periods presented in these financial statements.

Notes to the Financial Statements	40

Warrant Activity

The following table specifies number and weighted average exercise prices of, and movements in warrants during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2017	4,621,154	17.62

Granted during the year	1,637,375	54.43
Exercised during the year (1)	(611,683)	10.82
Forfeited during the year	(35,217)	28.24
Expired during the year	—	—

Outstanding at December 31, 2018	5,611,629	29.03

Vested at the balance sheet date	2,478,770	15.81

Granted during the year	1,300,600	97.01
Exercised during the year (1)	(1,058,722)	16.33
Forfeited during the year	(33,296)	58.49
Expired during the year	—	—

Outstanding at December 31, 2019	5,820,211	46.36

Vested at the balance sheet date	2,705,693	24.93

(1)	The weighted average share price (listed in $) at the date of exercise was €108.54 and €58.01 for the financial years ended December 31, 2019 and 2018, respectively.

The following table specifies the weighted average exercise prices and weighted average remaining contractual life for outstanding warrants at December 31, 2019, per grant year.

	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in 2012-2016	1,889,205	14.43	67
Granted in 2017	1,093,659	30.15	94
Granted in 2018	1,546,947	54.43	106
Granted in 2019	1,290,400	97.01	117

Outstanding at December 31, 2019	5,820,211	46.36	94

At December 31, 2019, the exercise prices of outstanding warrants under our warrant programs range from €6.48 to €107.14 depending on the grant dates.

The range of exercise prices for outstanding warrants was €6.48 - €60.23 for the financial year ended December 31, 2018. The weighted average remaining life for outstanding warrants was 96 for the financial year ended December 31, 2018.

Notes to the Financial Statements	41

Warrant Compensation Costs

Warrant compensation cost is recognized in the statements of profit or loss over the vesting period of the warrants granted.

	Consolidated		Parent
	2019	2018	2019	2018
	(EUR’000)
Research and development costs	22,357	10,225	10,211	4,789
General and administrative expenses	15,129	9,427	10,089	6,527

Total warrant compensation costs	37,486	19,652	20,300	11,316

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to the estimated market price of our shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies, as we do not have sufficient data for the volatility of our own share price.

The following table summarizes the input to the Black-Scholes Option Pricing model and the calculated fair values for warrant grants in 2019 and 2018:

	2019	2018
Expected volatility	52 -54%	53 -57%
Risk-free interest rate	(0.77) - (0.05%)	(0.23) -0.46%
Expected life of warrants (years)	5.05 -7.10	5.05 - 7.14
Weighted average exercise price	€97.01	€54.43
Fair value of warrants granted in the year	€27.24 -55.64	€17.90 -31.81

Notes to the Financial Statements	42

Note 7 – Finance Income and Finance Expenses

	Consolidated		Parent
	2019	2018	2019	2018
	(EUR’000)
Interest income	10,056	4,020	10,007	4,019
Interest income from group enterprises	—	—	10,318	6,553
Exchange rate gains	7,747	20,694	7,745	20,462

Total finance income	17,803	24,714	28,070	31,034

Interest expenses to group enterprises	—	—	359	272
Lease interest	1,014	—	280	—
Other interest expenses	207	127	205	110

Total finance expenses	1,221	127	844	382

Interest income and interest expenses relate to financial assets and liabilities measured at amortized cost.

Notes to the Financial Statements	43

Note 8 – Tax on Profit/Loss for the Year and Deferred Tax

	Consolidated		Parent
	2019	2018	2019	2018
	(EUR’000)
Tax on profit/(loss) for the year:
Current tax	234	394	(950)	737

	234	394	(950)	737

Tax for the year can be explained as follows:
Profit/(loss) before tax	(218,250)	(130,491)	(54,481)	(13,158)
Tax at the Danish corporation tax rate of 22.0%	48,015	28,708	11,986	2,895

Tax effect of:
Non-deductible costs	(8,249)	(4,327)	(4,468)	(2,493)
Additional tax deductions	10,875	4,074	10,539	3,779
Impact from associate	(1,680)	(2,383)	—	—
Other effects	1,602	143	(1,451)	(395)
Deferred tax asset, not recognized	(50,329)	(25,821)	(17,556)	(3,049)

Tax on profit/(loss) for the year	234	394	(950)	737

Effective tax rate	(0.11)%	(0.30)%	1.74%	(5.60)%

No changes to deferred tax have been recognized in the consolidated statement of profit or loss for 2019 or 2018.

	Consolidated		Parent
	2019	2018	2019	2018
	(EUR’000)
Specification of Deferred Tax Assets
Tax deductible losses	123,234	74,120	27,777	10,903
Other temporary differences	5,631	4,416	2,240	364
Deferred tax asset, not recognized	(128,865)	(78,536)	(30,017)	(11,267)

Total Deferred Tax Assets at December, 31	0	0	0	0

The deferred tax assets have not been recognized in the statements of financial position due to uncertainty relating to future utilization. The deferred tax asset can be carried forward without timing limitations.

The Company had tax losses carried forward of €560.2 million, and €336.9 million at December 31, 2019 and December 2018, respectively, and relate to Danish entities. Tax losses can be carried forward infinitely, where certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2019, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately €0.7 million, compared to approximately €0.7 million for the year ended December 31, 2018.

The parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed Danish companies in proportion to their taxable income (full absorption with refunds for tax losses). These companies are taxed under the on-account tax scheme.

Notes to the Financial Statements	44

Note 9 – Intangible Assets

	Consolidated	Parent
Costs:	Goodwill	Acquired Intellectual Property Rights
	(EUR’000)
At January 1, 2018	3,495	1,326
Additions	—	—
Disposals	—	—

At December 31, 2018	3,495	1,326
Additions	—	—
Disposals	—	—

At December 31, 2019	3,495	1,326

Accumulated amortization:
At January 1, 2018	—	(1,326)
Amortization charge	—	—

December 31, 2018	—	(1,326)
Amortization charge	—	—

At December 31, 2019	—	(1,326)

Carrying amount
At December 31, 2018	3,495	—

At December 31, 2019	3,495	—

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time. Thus, all research and development costs incurred for the financial years ended December 31, 2019 and 2018, were recognized in the consolidated statement of profit or loss.

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Ascendis Pharma GmbH was initially a separate technology platform company but is now an integral part of our research and development activities, including significant participation in the development services provided to our external collaboration partners. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is monitored and tested for impairment on a consolidated level as we are considered to represent one cash-generating unit. Goodwill is tested for impairment on an annual basis at December 31, or more frequently, if indications of impairment are identified. There have been no impairments recognized in any of the periods presented.

The recoverable amount of the cash-generating unit is determined based on an estimation of the Company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the market value of our ADSs as of the reporting date. The computation of our market value including an estimation of selling costs, significantly exceeded the carrying amount of the net assets, leaving sufficient value to cover the carrying amount of goodwill. Considering the excess value, we have concluded that no further assumptions need to be applied in determining whether goodwill is impaired.

Notes to the Financial Statements	45

Note 10 – Property, Plant and Equipment

	Consolidated
	Plant and Machinery	Other Equipment	Leasehold Improvements	Right-of- Use Assets	Total
	(EUR’000)
Costs:
At January 1, 2018	4,507	1,641	650	—	6,798
Additions	1,206	1,270	225	—	2,701
Disposals	(68)	(316)	—	—	(384)

December 31, 2018	5,645	2,595	875	—	9,115

Adoption of IFRS 16 “Leases”	—	—	—	18,437	18,437
Additions	2,393	1,499	3,418	21,225	28,535
Disposals	—	(154)	(7)	—	(161)
Foreign exchange translation	—	4	2	457	463

At December 31, 2019	8,038	3,944	4,288	40,119	56,389

Accumulated depreciation:
At January 1, 2018	(3,054)	(854)	(333)	—	(4,241)
Depreciation charge	(410)	(415)	(55)	—	(880)
Disposals	16	315	—	—	331

December 31, 2018	(3,448)	(954)	(388)	—	(4,790)
Deprecation charge	(523)	(758)	(170)	(5,237)	(6,688)
Disposals	—	154	—	—	154
Foreign exchange translation	—	(5)	—	9	4

At December 31, 2019	(3,971)	(1,563)	(558)	(5,228)	(11,320)

Carrying amount:
At December 31, 2018	2,197	1,641	487	—	4,325

At December 31, 2019	4,067	2,381	3,730	34,891	45,069

Included in leasehold improvements was an amount of €2.7 million, and €0.2 million related to expenditures for improvements under construction at December 31, 2019 and 2018, respectively. Of total additions regarding leaseholds improvements, €2.1 million, and €0.0 million was unpaid at December 31, 2019, and 2018, respectively.

At December 31, 2019, the Company had non-cash additions on right-of-use assets of €39.0 million, which includes impact from implementing IFRS 16. For detailed information about our lease arrangements, please refer to Note 14.

Depreciations charges are specified below:

	Consolidated
	2019	2018
	(EUR’000)
Research and development costs	(5,282)	(827)
General and administrative expenses	(1,406)	(53)

Total depreciation charges	(6,688)	(880)

Notes to the Financial Statements	46

	Parent
	Other Equipment	Right-of-Use Assets	Total
	(EUR’000)
Costs:
At January 1, 2018	568	—	568
Additions	823	—	823
Disposals	—	—	—

December 31, 2018	1,391	—	1,391

Adoption of IFRS 16 “Leases”	—	12,425	12,425
Additions	467	112	579
Disposals	—	—	—

At December 31, 2019	1,858	12,537	14,395

Accumulated depreciation:
At January 1, 2018	(231)	—	(231)
Depreciation charge	(183)	—	(183)
Disposals	—	—	—

December 31, 2018	(414)	—	(414)
Deprecation charge	(328)	(1,903)	(2,231)
Disposals	—	—	—

At December 31, 2019	(742)	(1,903)	(2,645)

Carrying amount:
At December 31, 2018	977	—	977

At December 31, 2019	1,116	10,634	11,750

At December 31, 2019, the Parent Company had non-cash additions on right-of-use assets of €12.0 million, which includes impact from implementing IFRS 16. For detailed information about our lease arrangements, please refer to Note 14.

Depreciations charges are specified below:

	Parent
	2019	2018
	(EUR’000)
Research and development costs	(1,700)	(145)
General and administrative expenses	(531)	(38)

Total depreciation charges	(2,231)	(183)

Notes to the Financial Statements	47

Note 11 – Investment in Associate

Visen Pharmaceuticals (“Visen”) was formed in November 2018. The Company has granted Visen exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China (the “Territory”), and as consideration for the granting of such rights has received a 50% ownership of Visen. The other investors contributed, in aggregate, $40.0 million in cash as their consideration for remaining 50% ownership.

Visen is a private entity not listed on any public exchange, with business activities within development, manufacturing and commercialization of endocrinology rare disease therapies in the Territory. The Company’s interest in Visen is accounted for as an associate using the equity method in the consolidated financial statements as the Company has determined that it has significant influence but not joint control.

The following table illustrates the summarized relevant financial information of our investment in Visen.

Visen Pharmaceuticals

Principal place of business:           China

Ownership:                                     50%

	2019	2018
	(EUR’000)
Profit or loss
Profit/(loss) for the year	(16,226)	(642)

Financial position
Non-current assets	23,291	34,819
Current assets	32,446	34,155
Non-current liabilities	250	—
Current liabilities	1,667	9
Equity	53,820	68,965

Groups share of equity before eliminations	26,910	34,483

International profit recognized at December 31	(11,372)	(17,400)

Groups share of equity	15,538	17,083

Investment in associate at December 31	15,538	17,083

Revenue from Visen, recognized in the consolidated statement of profit and loss for 2019 and 2018, was €13.4 million and €10.5 million, respectively.

Trade receivable balance with Visen at December 31, 2019 and 2018, was €0.8 million, and €0.0 million, respectively.

Visen requires the Company’s consent to distribute dividends and incur indebtedness outside the normal course of business. At the reporting date, the Company has not given such consent.

Visen had no contingent liabilities or capital commitments as of December 31, 2019 or December 31, 2018. At the date these consolidated financial statements are authorized for use, no events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements. Please refer to Note 21 regarding subsequent events.

The Parent Company does not hold any associates.

Notes to the Financial Statements	48

Note 12 – Share Capital

The share capital of Ascendis Pharma A/S consists of 47,985,837 fully paid shares at a nominal value of DKK 1, all in the same share class.

The number of shares of Ascendis Pharma A/S are as follows:

	2019	2018	2017	2016	2015
Changes in share capital
Beginning of year	42,135,448	36,984,292	32,421,121	25,128,242	16,935,780
Increase through cash contribution	5,850,389	5,151,156	4,563,171	7,292,879	8,192,462

End of year	47,985,837	42,135,448	36,984,292	32,421,121	25,128,242

Note 13 – Distributable Equity

Share Premium Reserve

Share premium comprises the amounts received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases. Under Danish legislation, share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. Also, under Danish legislation, the share premium reserve can be used to offset accumulated deficits.

Foreign Currency Translation Reserve

Exchange rate differences relating to the translation of the results and net assets of our foreign operations and associate from their functional currencies to our presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. The foreign currency translation reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Share-Based Payment Reserve

Warrants granted under our employee warrant program carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the employee warrant program are provided in Note 6. Share-based payment reserve is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders.

Retained Earnings or Accumulated Deficits

Retained earnings or accumulated deficits represent the accumulated profit or losses from the Company’s operations. A positive balance of retained earnings is available to be distributed as dividends to a company’s shareholders.

Notes to the Financial Statements	49

Note 14 – Leases

The Company primarily leases office- and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. Generally, the lease terms are between 2 and 10 years, and in addition, in order to improve flexibility to our operations, may provide us options to extend the lease or terminate the lease within the enforceable lease term. In our current lease portfolio, extension and termination options range between 1-6 years, in addition to the non-cancellable period.

We have implemented IFRS 16 by applying the modified retrospective approach. Accordingly, no comparative information is disclosed.

Lease Liabilities and Payments

Development in lease liabilities in 2019 are specified below:

	Beginning of period(1)	Additions	Accretion of interests	Cash out- flow	Foreign exchange translation (non-cash item)	End of period
	(EUR’000)
Consolidated	17,700	21,240	1,014	(3,870)	535	36,619

Parent	11,914	112	280	(1,589)	41	10,758

(1)	Beginning balance includes the impact from implementing IFRS 16, “Leases” at January 1, 2019.

Total cash outflow for leases in 2019 was €4.5 million (Parent Company: €2.1 million) which include prepaid leases at January 1, 2019 and at commencement date of new leases in 2019.

The maturity analysis of lease liabilities is disclosed in Note 17, “Financial Risk Management and Financial Instruments” in the section “Liquidity Risk Management”.

Expenses Relating to Leases

The following expenses relating to lease activities are recognized in the statements of profit or loss in 2019:

	Consolidated	Parent
	(EUR’000)
Lease expense
Depreciations (research and development) (Note 10)	3,943	1,451
Depreciations (general and administration) (Note 10)	1,294	452
Expenses relating to short term leases and leases of low value assets	202	65
Lease interests (Note 7)	1,014	280

Total lease expense	6,453	2,248

Notes to the Financial Statements	50

Note 15 – Contract Liabilities

Deferred income was €0.9 million (Parent Company: €8.0 million) and €6.9 million (Parent Company: €0.2 million), for the financial years ended December 31, 2019 and 2018, respectively, and relate to partially satisfied performance obligations due to our ongoing research and development of licensed product candidates. The remaining balance of deferred income is expected to be recognized as revenue in 2020 as services are transferred.

Revenue recognized from deferred income was €6.1 million (Parent Company: €0.1 million) and €0 million (Parent Company: €0.1 million) for the financial years ended December 31, 2019 and 2018, respectively.

Note 16 – Other Commitments and Contingencies

Contractual commitments for the construction of leasehold improvements were €8.5 million and €0.0 million for the financial years ended December 31, 2019 and 2018, respectively.

With certain suppliers, the Company has agreed minimum commitments related to manufacturing of product supply, subject to continuous negotiation and adjustments according to the individual contractual terms and conditions. Delivery of product supply is recognized when the Company obtains control of the goods.

Of other contractual commitments, the Company has entered into short term leases and leases of low value equipment, and service contracts of various lengths in respect of research and development, IT- and facility related services. In addition, the Company’s lease activities establish contractual commitments in relation to non-lease components which consists of utilities, maintenance, levies, and other services. Costs relating to those commitments are recognized as services are received.

Letter of Support – Parent Company

The Parent Company has provided letters of support to its three wholly owned subsidiaries Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S and Ascendis Pharma Growth Disorders A/S. Each of the three subsidiaries have accumulated losses in excess of their paid-in capital and, to support the companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until May 31, 2021.

At December 31, 2019, Ascendis Pharma Endocrinology Division A/S, Ascendis Pharma Bone Diseases A/S, and Ascendis Pharma Growth Disorders A/S reported negative net assets of €302.8 million, €73.8 million, and €57.4 million, respectively, compared to €207.8 million, €45.0 million, and €38.4 million, respectively, for the year ended December 31, 2018.

Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. In addition, Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Notes to the Financial Statements	51

Note 17 – Financial Risk Management and Financial Instruments

Our financial assets and liabilities comprise the following:

	Consolidated		Parent
	2019	2018	2019	2018
	(EUR’000)
Financial assets
Receivables from group enterprises	—	—	497,160	348,669
Deposits	1,463	1,158	949	937
Receivables	804	6	—	—
Cash and cash equivalents	598,106	277,862	567,105	251,781

Financial assets measured at amortized costs	600,373	279,026	1,065,214	601,387

Financial liabilities
Lease liabilities	36,619	—	10,758	—
Trade payables	27,765	19,740	13,517	9,668
Payables to group enterprises	—	—	15,532	17,496

Financial liabilities measured at amortized costs	64,384	19,740	39,807	27,164

Except for lease liabilities, the carrying amounts of the financial assets and financial liabilities are estimated being in line with the fair value due to the short-term (<1 year) nature of the balances or because these carry variable interests on an arms-length basis.

Capital Management

We manage our capital to ensure that all group enterprises will be able to continue as going concern while maximizing the return to shareholders through the optimization of our debt and equity balance. Our overall strategy in this regard has remained unchanged since 2012.

Our capital structure consists only of equity comprising issued capital, reserves and retained earnings/accumulated deficits. We do not hold any external debt.

We are not subject to any externally imposed capital requirements. We review our capital structure on an ongoing basis. As we do not have external debt, such review currently comprises a review of the adequacy of our capital compared to the resources required for carrying out our activities.

Financial Risk Management Objectives

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as foreign currency risk and interest rate risk, credit risk and liquidity risk.

We seek to minimize the effects of these risks by managing transactions and holding positions in the various currencies used in our operations. We do not enter into or trade financial instruments for speculative purposes.

Market Risk

Our activities primarily expose our group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk Management

Our foreign exchange rate risks are unchanged to prior year. We are exposed to foreign exchange risks arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone.

Notes to the Financial Statements	52

Future milestone payments, which we are entitled to upon meeting underlying thresholds, are denominated in U.S. Dollar. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on offerings, the latest being in March 2019, were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

Foreign Currency Sensitivity Analysis

We are primarily exposed to U.S. Dollars (USD), British Pounds (GBP), and Danish Kroner (DKK). There is an official target zone of 4.50% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short timeframe.

The following table details our sensitivity to a 10% increase and decrease in EUR against USD and GBP, respectively. 10% represents our assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period-end for a 10% change in foreign currency rate. A positive number indicates an increase in profit and loss, and equity before tax, while a negative number indicates the opposite. We believe the sensitivity analysis is representative of the inherent foreign exchange risk associated with our operations.

Consolidated	Nominal position (EUR’000)	Increase in foreign exchange rate	Profit or loss before tax (EUR’000)	Equity before tax (EUR’000)
2019
USD/EUR	477,764	10%	47,776	47,776
GBP/EUR	(858)	10%	(86)	(86)

2018
USD/EUR	178,308	10%	17,831	17,831
GBP/EUR	(816)	10%	(82)	(82)

Parent	Nominal position (EUR’000)	Increase in foreign exchange rate	Profit or loss before tax (EUR’000)	Equity before tax (EUR’000)
2019
USD/EUR	480,999	10%	48,100	48,100
GBP/EUR	242	10%	24	24

2018
USD/EUR	179,893	10%	17,989	17,989
GBP/EUR	(264)	10%	(26)	(26)

Interest Rate Risk Management

We have no interest-bearing debt to third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss. We consider all of our material counterparties to be creditworthy. Our exposure to credit risk is continuously monitored, in particular, if agreed payments are delayed.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual counterparts to be low. Accordingly, since we had no significant trade receivables at December 31, 2019 or December 31, 2018, and our deposits are held with suppliers that are frequently used in our operations, we have made no provision for trade receivables or deposits.

Notes to the Financial Statements	53

Our maximum exposure to credit risk primarily relates to our cash and cash equivalents. The credit risk on cash and cash equivalents is limited because the counterparties, holding significant deposits, are banks with high credit-ratings assigned by international credit-rating agencies.

The banks are reviewed on a regularly basis and our deposits may be transferred during the year to mitigate credit risk.

We have considered the risk of expected credit loss over our cash deposits, including the hypothetical impact arising from the probability of default considering in conjunction with the expected loss given default from banks with similar credit rating and attributes. Our assessment did not reveal an expected material impairment loss, and accordingly we have made no provision for bank deposits.

Additionally, the Parent Company is exposed to credit risk over receivables from group enterprises. While the Group is managed and operated as one business unit, the Parent Company’s credit risk management includes regular assessments of counterpart risk. Since the counterpart risk depends on the progress of each development project, their ability to generate future cash flows to repay the outstanding balances have been assessed at each reporting date. No allowance for expected credit loss has been recognized at December 31, 2019 or December 31, 2018. Please also refer to Note 3.

Liquidity Risk Management

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure enough funds available to settle liabilities as they fall due.

Historically we have addressed the risk of insufficient funds through proceeds from our series D financing, our IPO, and our follow-on public offerings. The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.

Maturity analysis for financial liabilities recognized in the statements of financial position at December 31, 2019 are specified below. At December 31, 2018. all financial liabilities recognized in the statements of financial position fell due within 12 months.

	Consolidated
	(EUR’000)
	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2019
Lease liabilities	6,020	19,405	17,606	43,031	36,619
Trade Payables	27,765	—	—	27,765	27,765

Total financial liabilities	33,785	19,405	17,606	70,796	64,384

	Parent
	(EUR’000)
	<1 year	1-5 years	>5 years	Total contractual cashflows	Carrying amount
December 31, 2019
Lease liabilities	2,066	7,366	2,104	11,536	10,758
Trade Payables	13,517	—	—	13,517	13,517

Total financial liabilities	15,583	7,366	2,104	25,053	24,275

Notes to the Financial Statements	54

Note 18 – Related Party Transactions

The Board of Directors and Executive Board (Key Management Personnel) are considered related parties as they have authorities and responsibilities with planning and directing our operations. Related parties also include undertakings in which such individuals have a controlling or joint controlling interest. Additionally, all our group enterprises and our associate are considered related parties.

Neither our related parties nor our major shareholders hold a controlling-, joint controlling-, or significant interest in the Group.

We have entered into employment agreements with and issued warrants to Key Management Personnel. In addition, we are paying fees for board tenure and board committee tenure to the independent members of our Board of Directors. Please refer to Note 6.

Transactions between the Parent Company and Group enterprises comprise management and license fees, research & development services, and clinical supplies. These transactions have been eliminated in the consolidated financial statements. Transactions and outstanding balances with our associate, Visen, are disclosed in Note 11. In addition, the Parent Company has issued letter of support to three wholly owned subsidiaries. Please refer to Note 16.

We have entered into indemnification agreements with our board members and members of our senior management.

Except for the information disclosed above, we have not undertaken any significant transactions with members of the Key Management Personnel, or undertakings in which the identified related parties have a controlling or joint controlling interest.

Outstanding balances with our Group enterprises are specified in the statement of financial position of the Parent Company and carry interest on an arm’s length principle. While neither of the Group enterprises generate revenue, no repayment schedules have been negotiated. The statement of profit or loss for the Parent Company include the below transactions and funding of research and development activities.

	Parent
	2019	2018
	(EUR’000)
Sale of services	37,989	24,261
Milestone payments	3,000	1,500
License income	140	140

Total income	41,129	25,901

Milestone payments	(200)	—
License expenses	(100)	(100)
Purchase of services	(49,392)	(27,329)

Total expenses	(49,692)	(27,429)

Interest income	10,318	6,553
Interest expenses	(359)	(272)

Net financial income	9,959	6,281

In addition, the parent company Ascendis Pharma A/S is jointly taxed with its Danish subsidiaries, where the current Danish corporation tax is allocated between the jointly taxed Danish companies. For elaborating details, please refer to Note 8.

Notes to the Financial Statements	55

Note 19 – Investments in Group Enterprises

Investments in Group enterprises comprise:

Subsidiaries	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc.	USA	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma, Endocrinology Division A/S	Denmark	100%
Ascendis Pharma Bone Diseases A/S	Denmark	100%
Ascendis Pharma Growth Disorders A/S	Denmark	100%
Ascendis Pharma Oncology Division A/S	Denmark	100%

Associate
Visen Pharmaceuticals	Cayman Island	50%

Note 20 – Ownership

The following persons, or groups of affiliated persons, are known by us to beneficially own more than 5% of our outstanding ordinary shares:

•	T. Rowe Price Associates, Inc., USA

•	Entities affiliated with FMR LLC, USA

•	Entities affiliated with RA Capital Management, LLC, USA

•	OrbiMed Private Investments V, L.P., USA

•	Baker Bros. Advisors LP

The Company’s American Depository Shares are held through BNY (Nominees) Limited as nominee, of The Bank of New York Mellon, UK (as registered holder of the Company’s outstanding ADSs).

Notes to the Financial Statements	56

Note 21 – Subsequent Events

Coronavirus (“COVID-19”) Outbreak

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 has spread around the world into a pandemic, including into countries where we have planned or have ongoing clinical trials, and countries where we rely on third parties to manufacture preclinical and clinical supplies, as well as commercial supply. If COVID-19 continues to spread in the United States and rest of the world, we may experience disruptions that could severely impact our business in many areas.

Due to the COVID-19 pandemic, there is potential evolving impact on the conduct of clinical trials of investigational therapeutic candidates, and any challenges which may arise, for example, from quarantines, site closures, travel limitations, interruptions to the supply chain for our product candidates, or other considerations if site personnel or trial subjects become infected with COVID-19, which may lead to difficulties in meeting protocol-specified procedures, including administering or using the therapeutic candidate or adhering to protocol-mandated visits and laboratory/diagnostic testing, unavoidable protocol deviations due to COVID-19 illness and/or COVID-19 control measures, which will likely vary depending on many factors, including the nature of disease under study, the trial design, and in what region(s) the study is being conducted.

In addition, while we rely on third parties to manufacture preclinical and clinical supplies and materials, we can potentially experience delays in providing sufficient product supplies according to our planned and ongoing clinical trials. Further, if our product candidates are approved, we will need to secure sufficient manufacturing capacity with our third-party manufacturers to produce the quantities necessary to meet anticipated market demand. The COVID-19 pandemic, that currently impacts multiple jurisdictions worldwide, may impact the business of our existing or future manufacturers to perform their manufacturing obligations, which could have a negative impact on our operations.

We have assessed the COVID-19 outbreak impact on our financial statements, and since COVID-19 was not classified as an outbreak in 2019, the outbreak is considered a non-adjusting subsequent event, where any impact on the financial statement is accounted for subsequent to December 31, 2019. At the time these financial statements are authorized for issue, we have not found any adjustments necessary to the amounts recognized or disclosed in the financial statements.

At the time these financial statements are authorized for issue, we haven’t identified significant disruptions to our clinical trial operations or identified any of our third-party manufacturers not being able to meet their obligations. However, while the global outbreak of COVID-19 continues to rapidly evolve, the extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be reliably predicted.

No other events have occurred after the balance sheet date that would influence the evaluation of these financial statements.